Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, California 94088

November 1, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director
Daniel Morris
Allicia Lam
Tara Harkins
Kaitlin Tillian

Re:	Spansion LLC and co-registrants Registration Statement on Form S-4 (File Number 333-174593)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Spansion LLC, Spansion Inc., and Spansion Technologies LLC (collectively, the “Company”) hereby request that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the above-captioned Registration Statement on Form S-4 effective at 12:00 p.m., Washington, D.C. time on Thursday, November 3, 2011 or as soon thereafter as possible. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Robert W. Phillips, by facsimile to (650) 463-2600.

The Company acknowledges that with respect to the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Robert W. Phillips of Latham & Watkins LLP at (650) 463-3051. Thank you in advance for your consideration.

Very truly yours, SPANSION INC.

By:	/s/ Scot A. Griffin
Name: Scot A. Griffin Title: Senior Vice President, General Counsel

cc:    Robert W. Phillips, Esq.